UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

IRONWOOD MULTI-STRATEGY FUND LLC

(Name of Subject Company (Issuer))

IRONWOOD MULTI-STRATEGY FUND LLC

(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jonathan Gans

Chief Executive Officer and President

c/o Ironwood Capital Management Corporation

One Market Plaza, Steuart Tower, Suite 2500

San Francisco, California 94105

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Aisha J. Hunt Cole-Frieman Mallon & Hunt LLP One Sansome Street, Suite 1895 San Francisco, CA 94104	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management Corporation One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

February 24, 2012

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$0 (a)	Amount of Filing Fee:	$0 (b)

(a)  Calculated as the aggregate maximum value of Units being purchased.

(b)  Calculated at $114.60 per 1,000,000 of the Transaction Valuation.

[ X ]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $350.75

         Form or Registration No.:   005-85874

         Filing Party:   Ironwood Multi-Strategy Fund LLC

         Date Filed:  February 24, 2012

[   ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[   ]      going-private transaction subject to Rule 13e-3.

[   ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This  final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on February 24, 2012 by Ironwood Multi-Strategy Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase Units of Limited Liability Company Interest  ("Units") in the Fund in an aggregate amount up to 10% of the Units of the Fund outstanding as of June 30, 2012 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 24, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund ("Members") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Standard Time, on March 26, 2012.

2.  As of March 26, 2012, no Member tendered Units for purchase.  Therefore, the transaction amount of this tender offer is $0 .

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT CORPORATION
as investment adviser

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer